January 11, 2010

SENT VIA EDGAR

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	RC2 Corporation Form 10-K for the year ended December 31, 2008 Filed March 3, 2009 Definitive Proxy Statement on Schedule 14A filed on March 27, 2009 File No. 0-22635

Dear Mr. Owings:

The following are the responses of RC2 Corporation (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission (the "Commission") dated December 31, 2009 relating to the Company's Form 10-K for the year ended December 31, 2008 and the Company's definitive proxy statement on Schedule 14A filed on March 27, 2009.  For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 26

Comment No. 1

You acknowledge in your risk factors that your reduction in borrowing capacity under your credit facility may reduce your access to working capital, which may adversely affect your business.  Here you indicate that your only sources of working capital are your line of credit and cash from operations.  Though you indicate on page 28 that those sources are sufficient to fund working capital, please elaborate upon the basis for this statement given that both of those sources have declined while working capital has increased during last fiscal year.

H. Christopher Owings, Assistant Director
January 11, 2010

Response to Comment No. 1

Although the Company's working capital increased from $67.1 million at December 31, 2007 to $125.8 million at December 31, 2008, this increase resulted from the effect of the classification under current liabilities of all of the outstanding debt under the Company's credit facility at December 31, 2007 as the facility was scheduled to mature in 2008.  The Company entered into a new credit facility in November 2008, and as a result only $15 million of the outstanding debt under the Company's credit facility was classified under current liabilities at December 31, 2008 compared to $95 million at December 31, 2007, which represents an $80 million working capital increase.  When taking out the effect of this debt, working capital actually decreased from $162.1 million at December 31, 2007 to $140.8 million at December 31, 2008.

Additionally, cash flow from operations in 2008 was negatively impacted by recall events that occurred in 2007 that were not anticipated to recur in 2009.  When taking out the impact of these costs, cash flow from operations in 2008 was approximately $40 million (i.e., recall related costs of $23 million paid in 2008 related to the 2007 recall events that reduced cash flow from operations).  Also, cash on hand in 2008 was impacted by the Company's stock repurchase program, which did not continue in 2009.  Finally, working capital needs in 2009 were anticipated to decrease due to an expected decrease in inventory levels.

For these reasons, the Company believed that its cash flow from operations, cash on hand and available borrowings would be sufficient to meet its working capital needs in 2009 when the Form 10-K for the year ended December 31, 2008 was filed.

Item 15.  Exhibits and Financial Statement Schedules, page 37

Exhibit 10.17

Comment No. 2

It appears that the schedules and exhibits related to your credit agreement dated November 3, 2008 filed with your Form 10-Q for the quarter ended September 30, 2008 have not been filed on EDGAR.  Please refile this agreement, including all related schedules and exhibits.

Response to Comment No. 2

The Company will refile its credit agreement dated November 3, 2008, including all schedules and exhibits to the credit agreement, with its
Form 10-K for the year ended December 31, 2009.

H. Christopher Owings, Assistant Director
January 11, 2010

Exhibits 31.1 and 31.2

Comment No. 3

Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  In future filings, please revise your certifications to include the parenthetical language included in paragraph 4(d).  This comment also applies to the certifications to your Forms 10-Q.

Response to Comment No. 3

In future Form 10-K and Form 10-Q filings, the Company will revise its certifications to include the parenthetical language in paragraph 4(d) of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Base Salary, page 16

Comment No. 4

Please discuss the criteria for determining the executive officer's past performance and goals and objectives you reference here.

Response to Comment No. 4

The Compensation Committee considers performance by executive officers based on an annual performance review which considers, among other things, organization and strategy, communications, new opportunities, and planning and compliance.  In future filings, the Company will provide additional disclosure in the Compensation Discussion and Analysis relating to the annual performance reviews.

Incentive Bonuses, page 17

Comment No. 5

While you indicate the performance goals, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive bonuses and equity-based compensation.  While we understand that you did not meet the Pre-Bonus EBITDA goal, tell us what consideration you gave to disclosing the targets with a view to providing an understanding of your incentive bonus compensation policies.

H. Christopher Owings, Assistant Director
January 11, 2010

Response to Comment No. 5

In future filings, the Company will disclose the relevant targets for the prior fiscal year and how the Company's actual performance compared to the targets in connection with the disclosure in the Compensation Discussion and Analysis relating to the determination of bonus payouts to the named executive officers under the Company's Incentive Bonus Plan for performance during the prior fiscal year.

Discretionary Bonus, page 19

Comment No. 6

We note that you did not award discretionary bonuses to your executive officers in 2008.  Please discuss generally the bases for the compensation committee's approval of annual discretionary cash bonuses for executive officers with a view to providing an understanding of your discretionary bonus compensation policies.

Response to Comment No. 6

In future filings, the Company will expand the disclosure relating to discretionary bonuses to describe the bases for the Compensation Committee's consideration of discretionary cash bonuses for executive officers.  Below is the disclosure that the Company proposes to include in the proxy statement for its 2010 annual meeting of stockholders:

Discretionary Bonus.  While we have principally relied on our formula-based bonus plans, our executive officers are eligible to receive discretionary cash bonuses awarded by our Compensation Committee.  These discretionary bonuses allow us to recognize extraordinary performance by our executive officers and to have the flexibility to maintain competitive compensation when needed.  When determining whether to grant a discretionary bonus to an executive officer, the Compensation Committee reviews performance for the prior fiscal year and considers specific performance metrics for RC2 for the fiscal year, such as stock performance or financial performance in key areas outside of the performance measures used for formula bonuses, and other specific achievements during the fiscal year such as completed acquisitions or other significant strategic transactions or initiatives.

Additional disclosure will be added, as appropriate, depending on whether the compensation committee has determined to award discretionary bonuses to any of the executive officers for the applicable fiscal year.

H. Christopher Owings, Assistant Director
January 11, 2010

Transactions with Related Persons, page 36

Review and Approval of Related Person Transactions, page 36

Comment No. 7

Though we understand that you do not have a formal written set of policies and procedures for the review of related persons transactions, please describe the registrant's unwritten policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  See Item 404(b) of Regulation S-K.

Response to Comment No. 7

The Company has procedures to identify related party transactions which are subject to approval by the Audit Committee under the NASDAQ listing requirements.  The process for review is as stated in the 2009 proxy statement, with review conducted by the Audit Committee which considers whether the transactions are at arms length and contains terms no less favorable than what the Company could have obtained from an unaffiliated third party.  The Company will expand the disclosure relating to review and approval of related person transactions in future filings.  Below is the disclosure that the Company proposes to include in the proxy statement for its 2010 annual meeting of stockholders:

The charter for our Audit Committee provides that one of the responsibilities of our Audit Committee is to review and approve related party transactions in accordance with NASDAQ listing requirements.  Although we do not currently have a formal written set of policies and procedures for the review, approval or ratification of related person transactions, we do have written procedures in place to identify related party transactions that may require Audit Committee approval.  These procedures include inquiries of management on a quarterly basis and annual submission of director and officer questionnaires.  Where a related party transaction is identified, the Audit Committee reviews and, where appropriate, approves the transaction based on whether it believes that the transaction is at arms length and contains terms that are no less favorable than what we could have obtained from an unaffiliated third party.

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings, Assistant Director
January 11, 2010

Please contact me at (630) 573-7320 if you have any questions on any of the responses to your comments.

Best regards,
RC2 Corporation

/s/ Peter A. Nicholson
Peter A. Nicholson
Chief Financial Officer